Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9991)

SUPPLEMENTAL ANNOUNCEMENT

IN RELATION TO APPOINTMENT OF DIRECTOR

Reference is made to the announcement (the “Announcement”) of Baozun Inc. (the “Company”) in relation to appointment of directors dated June 14, 2024. Unless defined otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

The Company would like to provide the following additional information in relation to the biographical details of Dr. Jun Wang (“Dr. Wang”):

Dr. Wang served as a non-executive director of Mulsanne Group Holding Limited (stock code: 1817) from August 2019 to March 2022, a company listed on the Stock Exchange and a director of Secoo Holding Limited (NASDAQ: SECO) from July 2020 to April 2022, a company listed on NASDAQ.

Save as disclosed above, all other information set out in the Announcement remains unchanged. This announcement is supplemental to and should be read in conjunction with the Announcement.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, June 19, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* For identification purposes only